Mercedes-Benz Auto Lease Trust 2013-A
Investor Report

Collection Period Ended   31-Jul-2014

Amounts in USD

Dates

Collection Period No.	16			
Collection Period (from... to)	1-Jul-2014	31-Jul-2014		
Determination Date	13-Aug-2014			
Record Date	14-Aug-2014			
Payment Date	15-Aug-2014			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2014	15-Aug-2014	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2014	15-Aug-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	478,850,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	796,000,000.00	321,827,604.73	209,439,856.62	112,387,748.11	141.190638	0.263115
Class A-3 Notes	590,000,000.00	590,000,000.00	590,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	154,350,000.00	154,350,000.00	154,350,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,019,200,000.00**	**1,066,177,604.73**	**953,789,856.62**	**112,387,748.11**		
Overcollateralization	380,319,126.59	449,909,836.24	449,909,836.24			
Total Securitization Value	**2,399,519,126.59**	**1,516,087,440.97**	**1,403,699,692.86**			
present value of lease payments	880,763,921.95	281,910,668.67	251,492,801.01			
present value of Base Residual Value	1,518,755,204.64	1,234,176,772.30	1,152,206,891.85			

	Amount	Percentage
Initial Overcollateralization Amount	380,319,126.59	15.85%
Target Overcollateralization Amount	449,909,836.24	18.75%
Current Overcollateralization Amount	449,909,836.24	18.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.490000%	131,412.94	0.165092	112,519,161.05	141.355730
Class A-3 Notes	0.590000%	290,083.33	0.491667	290,083.33	0.491667
Class A-4 Notes	0.720000%	92,610.00	0.600000	92,610.00	0.600000
Total		**514,106.27**		**$112,901,854.38**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	30,888,634.74	(1) Total Servicing Fee	1,263,406.20
Net Sales Proceeds-early terminations (including Defaulted Leases)	50,929,785.00	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	36,345,303.09	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	27,603.66	(3) Interest Distributable Amount Class A Notes	514,106.27
Excess mileage included in Net Sales Proceeds	675,517.36	(4) Priority Principal Distribution Amount	0.00
Subtotal	118,163,722.83	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	112,387,748.11
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	938.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	118,164,660.83	(9) Excess Collections to Certificateholders	3,999,400.25
Reserve Account Draw Amount	0.00	**Total Distribution**	**118,164,660.83**
Total Available Funds	**118,164,660.83**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,263,406.20	1,263,406.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	514,106.27	514,106.27	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	131,412.94	131,412.94	0.00
thereof on Class A-3 Notes	290,083.33	290,083.33	0.00
thereof on Class A-4 Notes	92,610.00	92,610.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	514,106.27	514,106.27	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	112,387,748.11	112,387,748.11	0.00
Principal Distribution Amount	112,387,748.11	112,387,748.11	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,997,595.63
Reserve Fund Amount - Beginning Balance	11,997,595.63
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.91
minus Net Investment Earnings	101.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,997,595.63
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.91
Net Investment Earnings on the Exchange Note	
Collection Account	836.09
Investment Earnings for the Collection Period	938.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,399,519,126.59	57,098
Securitization Value beginning of Collection Period	1,516,087,440.97	43,783
Principal portion of lease payments	22,317,091.87	
Terminations- Early	47,864,416.60	
Terminations- Scheduled	34,103,597.76	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	8,102,641.88	
Securitization Value end of Collection Period	1,403,699,692.86	40,972
Pool Factor	58.50%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.34%	6.33%
Weighted Average Remaining Term (months)	25.13	10.71
Weighted Average Seasoning (months)	9.42	25.16
Aggregate Base Residual Value	1,721,197,534.44	1,211,717,336.70
Cumulative Turn-in Ratio		86.56%
Proportion of base prepayment assumption realized life to date		74.06%
Actual lifetime prepayment speed		0.56%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,399,364,267.16	40,850	99.69%
31-60 Days Delinquent	3,309,457.40	95	0.24%
61-90 Days Delinquent	729,669.41	19	0.05%
91-120 Days Delinquent	296,298.89	8	0.02%
Total	1,403,699,692.86	40,972	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,000,711.42
Less Liquidation Proceeds	411,176.20
Less Recoveries	233,844.46
Current Net Credit Loss / (Gain)	355,690.76
Cumulative Net Credit Loss / (Gain)	1,933,961.87
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.081%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	89,069,944.82
Less sales proceeds and other payments received during	
Collection Period	87,470,776.05
Current Residual Loss / (Gain)	1,599,168.77
Cumulative Residual Loss / (Gain)	(19,802,743.54)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.825%)